EXHIBIT 99.1

                              [Press Release]

For Immediate Release:
October 8, 1999

                  THE PROCTER & GAMBLE COMPANY COMPLETES
                 ACQUISITION OF RECOVERY ENGINEERING, INC.

CINCINNATI, - The Procter & Gamble Company (P&G) announced today that it has completed the acquisition of Recovery Engineering, Inc. (REI) through a merger.

REI designs, manufactures and markets drinking water purification systems under the PuR name.

In late September, P&G completed a tender offer in which it purchased 97.7% of the outstanding shares of common stock of REI for $35.25 per share in cash. Each of the remaining publicly held shares has now been converted into the right to receive $35.25 in cash, without interest.

P&G will manage PuR as part of its Health Care and Corporate New Ventures global business unit. Mark S. Levy, currently a vice president within that unit, will lead PuR.

Contact:  The Procter & Gamble Company
          Don Tassone 513/945-8170